EXHIBIT 99.1

Quipt Home Medical Named as a Top Performing Company to the 2023 TSX Venture 50 List

Cincinnati, Ohio – February 21, 2023 – Quipt Home Medical Corp. (“Quipt” or the “Company”) (NASDAQ:QIPT; TSXV:QIPT), a U.S. based home medical equipment provider, focused on end-to-end respiratory care, is very pleased to announce it has been named to the 2023 TSX Venture 50® for the Clean Tech & Life Sciences industry. The Venture 50™ shines a light on the top-performing companies from Canada and around the world that are driving growth across their respective sectors. There are over 1,700 companies listed on the TSX Venture Exchange.

The TSX Venture 50 showcases issuers across five sectors with an equal weighting of each firm’s performance during 2022 across three key indicators: market capitalization growth, share price appreciation, and trading volume. This is the TSX Venture Exchange’s annual ranking of top performing companies on the TSX Venture Exchange.

“We congratulate this year’s Venture 50 companies for their resilience and leadership in delivering value to investors in a challenging macroeconomic environment and through difficult market conditions. While that’s most evident among the mining and energy firms in this year’s list, there were a number of highlights across all sectors that speak to the importance of venture capital regardless of economic conditions,” said Loui Anastasopoulos, CEO, Toronto Stock Exchange and Global Head, Capital Formation, TMX Group.

“We are truly honored to have been selected for the TSX Venture 50, which marks the second time we have received this accolade in the previous four years. This inclusion is a credit to the dedication of our team members and the ongoing support of our shareholders,” said CEO and Chairman Greg Crawford. “Over the past year, several noteworthy accomplishments have been made, including the expansion of our robust patient-centric ecosystem and the achievement of sizeable scale through accretive acquisitions and organic growth. These developments have all contributed to the company's strong and reliable financial and operational performance. We are very enthusiastic about our growth prospects as 2023 gets underway given our conservative balance sheet and pipeline of opportunities.”

In addition, the board of directors of the Company has approved the grant of 437,000 stock options and 831,000 restricted stock units under its 2021 Equity Incentive Plan to eligible officers, directors and employees of the Company. The options are exercisable at CAD$8.30 per share, vest over three years and expire in ten years. The restricted stock units vest over two years and will be settled in common shares of the Company.

ABOUT QUIPT HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility, and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services, and making life easier for the patient.

Reader Advisories

There can be no assurance that any of the potential acquisitions in the Company’s pipeline or in negotiations will be completed as proposed or at all and no definitive agreements have been executed. Completion of any transaction will be subject to applicable director, shareholder, and regulatory approvals.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please visit our website at www.quipthomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Quipt Home Medical Corp.

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com